                                                                      EXHIBIT 12

                               AVISTA CORPORATION

                Computation of Ratio of Earnings to Fixed Charges
                      and Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)


                                                     12 Mos. Ended                  Years Ended December 31
                                                        June 30,      --------------------------------------------------
                                                          2001          2000          1999          1998          1997
                                                        --------      --------      --------      --------      --------
Fixed charges, as defined:
      Interest on long-term debt                        $ 85,052      $ 65,314      $ 62,032      $ 66,218      $ 63,413
      Amortization of debt expense
        and premium - net                                  4,035         3,409         3,044         2,859         2,862
      Interest portion of rentals                          4,416         4,324         4,645         4,301         4,354
                                                        --------      --------      --------      --------      --------
          Total fixed charges                           $ 93,503      $ 73,047      $ 69,721      $ 73,378      $ 70,629
                                                        ========      ========      ========      ========      ========
Earnings, as defined:
      Net income from continuing ops                    $154,775      $ 91,679      $ 26,031      $ 78,139      $114,797
      Add (deduct):
        Income tax expense                               105,992        73,461        16,740        43,335        61,075
        Total fixed charges above                         93,503        73,047        69,721        73,378        70,629
                                                        --------      --------      --------      --------      --------
          Total earnings                                $354,270      $238,187      $112,492      $194,852      $246,501
                                                        ========      ========      ========      ========      ========
Ratio of earnings to fixed charges                          3.79          3.26          1.61          2.66          3.49

Fixed charges and preferred dividend requirements:
      Fixed charges above                               $ 93,503      $ 73,047      $ 69,721      $ 73,378      $ 70,629
      Preferred dividend requirements (1)                  4,099        42,753        35,149        13,057         8,261
                                                        --------      --------      --------      --------      --------
          Total                                         $ 97,602      $115,800      $104,870      $ 86,435      $ 78,890
                                                        ========      ========      ========      ========      ========
Ratio of earnings to fixed charges
  and preferred dividend requirements                       3.63          2.06          1.07          2.25          3.12

(1) Preferred dividend requirements have been grossed up to their pre-tax level